Exhibit 3.4

Ross Miller

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4299

(775) 684-5708

Website:  secretaryofstate.biz

	Filed in the office of	Document Number:
Certificate of Amendment	/s/ Ross Miller	20070316645-44
(pursuant to NRS 78.385 and 78.390)	Ross Miller	Filing date and time:
Secretary of State		05/04/2007 1:00 PM
	State of Nevada	Entity #:
C30283-2004

Use Black ink only – DO NOT HIGHLIGHT                                                  ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.   Name of Corporation:

OLYMPIC WEDDING INTERNATIONAL, INC.

2.   The articles have been amended as follows (provide article numbers, if available):

"ARTICLE I" - NAME

The name of the Company has changed.  The new name is: CORNERWORLD CORPORATION

"ARTICLE 3" - SHARES: Article 3 is deleted in its entirety.  ARTICLE now reads:

The Common Stock of the Company shall consist in aggregate 260,000,000 par value $0.001 per share, 250,000,000 of which will be designated "Common Stock" and Ten Million (10,000,000) of which will be designated "Preferred Stock".

Common Stock - Each outstanding share of Common Stock will be entitled to one vote and each fractional share of Common Stock will be entitled to a corresponding fractional vote

Preferred Stock - Each share of Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the Board of Directors, provided that the matter in which such facts shall operate upon limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the Board of Directors.

3.   The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the* amendment is: a majority of the issued shares.

4.   Effective date of filing (optional):                        5/7/07

5.   Officer Signature (Required)     /s/Brent Sheppard

* If any proposed amendment would alter or change any preference or any relative of other right given to any class or series of outstanding shares, then the amendment must be approved by the vote.  In addition to the affirmative vote otherwise required of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions of the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.